



MINFO

The universal, go-to impulse engagement App — a platform that directly connects people to **M**ore **Info**rmation about products, services, brands, the arts, education and more while touchlessly engaging with devices and the outside world





INVEST NOW!

Please refer to disclosers herein below

Download on the App Store

GET IT ON Google Play

HIGHLIGHTS OVERVIEW PITCH DECK OPPORTUNITY TEAM PRESS TERMS DISCUSSION INVEST NOW!

MINIMUM INVESTMENT	TARGET INVESTMENT	MAXIMUM RAISE
$100	$50,000	$300K

HIGHLIGHTS

COMPANY

- 3 US patents
- Live app & platform – try it for yourself on the videos in our RegCF offering, as well as on our YouTube channel
- Minfo Global $700K+

COLLABORATIONS

Minfo4Elevators

- Otis (eCall) & One other global elevator company – completed proof of concept (POC)
  - In development with initial sites
  - In discussions with and seeking clients
- Otis (2 call button solutions) – currently integrating new API launching March 2021

Minfo4Food & Beverages

- Oracle – currently integrating with:
  - Oracle Simphony Point of Sale (POS) System – certification Q1 2021

Minfo4Hotels

- Oracle – currently integrating with: Oracle Opera Hotel Property Management System (PMS) – certification Q1 2021
- Shift4 (NASDAQ-listed) – payment gateway partner agreement and integration certification imminent

Minfo-enable your business, media, ads, exhibit videos, digital displays, and retail space now!



ORACLE Hospitality OTIS ORACLE Partner

OVERVIEW

Going touchless – our go-to-market patented **solution** for safer everyday life.



Minfo4Elevators Reg CF live
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Minfo is Shazam for all media, advertising and information. A remote control that is all on one **Universal App**.

Minfo connects smartphones using audible and inaudible sound. Comparable to an audio QR code. Minfo allows you to **connect and control devices in an instant,** providing you with **More INFO that interests you**.

Today, achieving scale-volume downloads means providing people with a compelling reason to download your app. It's critical for the app to get regular and recurring use to ensure it becomes an integral part of the fabric of people's daily lives.

We envisioned, designed and built Minfo as a universal app to enable people to easily and instantly access relevant and actionable info/content, creating impulse engagement. People can now spontaneously connect and interact with any ad, or communication that interests them, on any media platform or in any Minfo-enabled physical environment.

All that is required is for the content to be "Minfo-Enabled" – embedded with code so that it can be recognized by the Minfo Universal App and Platform.

Minfo was conceived so consumers could receive information without touching or interacting with anything except their personal smartphones.



A Universal Solution for a Global Problem
"Hygiene anxiety is a powerful internal trigger!"
Nir Eyal
HOOKED

2020 and the global pandemic provided us the opportunity to add a new and vital dimension to Minfo's utility capabilities, as people everywhere experience heightened anxiety regarding contact and potential infection.

In the current pandemic and beyond, Minfo's suite of touchless solutions, both existing and planned, will reduce hygiene

anxiety and the spread of diseases by removing the need to touch common public surfaces such as elevator buttons, restaurant menus, payment devices and many more common contact surfaces.

In 2020 we completed proof of concept and certification with both KONE and OTIS Elevators, who complete 300M+ elevator journeys each day in the Americas (Canada to South America). We are currently in pre-implementation development in strategic initial deployment buildings in New York and other major cities as well as active discussions with multiple potential buildings in the US.

In 2021, we will leverage our partnerships with Oracle as well as their POS and PMS resellers to bring our touchless solutions to thousands of restaurants and hotels providing touchless hygiene security for 660 million smartphone users in 50 countries throughout the Americas.

Minfo’s touchless solutions will provide downloads and regular recurring usage by consumers.

As we build momentum, rolling out our touchless solutions and enabling safer daily living, we will also provide to all businesses our media solutions, transforming any offline media, physical objects or traditional media into interactive digitized (“online”) media (O2O) and enabling instant engagement in response to media communications and in physical locations.

HOW IT WORKS

Minfo is a client-operated content management system (CMS) for client-generated content, combined with a patented universal utility app, that uses sound (audible and inaudible) to connect people to useful actions and content across a wide range of everyday locations and activities.


Info and Advertising
Offline
Online (O2O) Interactive
VIDEO
MOVIE
AUDIO
MINFO creates 10 new digital touchpoints
CMS encodes creating 'audio QR code/s'
TV
4K
UHD
Current digital touchpoints

BUSINESS MODEL

It is FREE for consumers to use the Minfo Universal App to CONNECT, INTERACT & TRANSACT.

Revenues are received from business customers who use Minfo to enhance their advertising and communications initiatives as well as enabling touchless interactions.

Touchless Solutions

Elevators, restaurants, hotels and other touchless solutions clients pay an initial set-up fee and an annual or monthly service fee.

We will market to prospective business clients via reseller partners with installed customer bases and on a direct B2B basis via online-enabled promotion, self-onboarding, and capability education content.

Media Solutions

SaaS with annual or monthly subscription fee and, where appropriate, a performance-based fee structure based on delivering engagement.

Payments Processing

All payments made via the Minfo app payment gateway deliver a certain % fee per payment through our partner agreement with Shift4, a NASDAQ-listed company.

WHY MINFO IS DIFFERENT

The app stores are full of single-purpose apps.

However, there is no current offer from a Universal App focused on delivering optimal utility and experience across multiple use cases for a global community of businesses and consumers.


99% of Apps do one thing
APP X
Which App do you want?
Minfo does one thing really well,
we connect you with info & controls
in many situations from any media
even in publice spaces
TV
YOUTUBE
MOVIES
RADIO
EVENTS
MENUS

Our CMS platform provides our clients with full control of campaign creation and management, no coding required, creating a highly scalable 24/7 solution positioned for large scale roll-out and usage.

We are focused on:

- Transforming existing everyday processes into touchless operations via completed, in-progress and scoped integrations

- Directly and instantly extending communications from any media or source to any interested party's smartphone, putting information and the means to take action right in the palm of their hand

Touchless

Elevators:

We have currently integrated, tested and certified with two of the top five global elevator companies: Otis and KONE.

For Minfo Americas, the addressable market of large buildings is as follows:

Country	All Buildings	330ft+	550ft+	650ft+	980ft+
United States	5,418	2,779	807	210	25
New York City	1,572	871	284	81	12
Canada	1,194	543	111	32	
Panama	84	69	52	23	
Brazil	1,513	330	38	1	
Mexico	175	117	37	8	
Columbia	43	34	23	3	
Argentina	183	81	11	1	
Venezuela	106	33	4	3	
Dominican Republic	31	11	2		
Uruguay	67	5	1		

https://www.skyscrapercenter.com/countries

Our initial target is New York; however, our platform allows potential clients anywhere in the Americas to register and implement IT requirements without the need for direct involvement by Minfo support for Otis and KONE elevators.

The above building list does not include the following building types, which have elevators:

- Hospitals under 330ft
- Train stations
- Shopping malls
- Hotels under 330ft

Elevators

New York has 84,000+ elevators

USA has 900,000+

Restaurants/Hotels:

In the US alone there are more than 600,000 restaurants

https://www.statista.com/statistics/244616/number-of-qsr-fsr-chain-independent-restaurants-in-the-us/

New York	23,650	2019	O ce of the New York State Comptroller
Los Angeles	29,560	2018	LA Country Department of Public Health Food Facility Ratings
San Francisco	4,045	2017	Department of Public Health
Chicago	7,300	2020	City of Chicago
Austin	1.964	2018	Restaurant Guide - Austin Chronicle

Other stats

Brasília	246	2019	City of Brasilia
Buenos Aires	6,747	2016	FEHGRA
Montreal	4,118	2016	Statistics Canada: Business Register, December 2016
Toronto	7,984	2018	Toronto Employment Survey - 2017

Media Solutions

Minfo transforms Offline advertising and communications to Online (O2O).


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NAAVA
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Nearly half of all advertising media spend (TV, radio, print and out-of-home signage) is offline. Advertisers are paying to push their message out, but unlike digital media, consumers have no instant way to engage and respond.

Minfo provides a communications quantum shift for businesses with a cost-effective performance-based solution.

Advertising and communications will now be extended from the media, right into the hands of the target customer. They can now instantly receive relevant follow-up content and offers/CTAs; together with the means for instant engagement and response, creating a wholly-integrated customer experience.

Marketers will enjoy greater engagement with prospective and existing customers, and receive the benefit of transforming brand awareness communications by providing CTAs to invite interaction and transactions.

Additionally, marketers benefit from having accurate attribution for the first time.

Current methodologies of attribution are inaccurate, and do not allow concurrent campaigns across offline channels with any level of accuracy. Approximately 50% as indicated is offline and in need of clear attribution.

An average 13 min. of TV advertising each hour provides a significant market opportunity.

An in-home eye-tracking study, (Facebook IQ) commissioned in the U.S. revealed that 94% of participants kept a smartphone on hand while watching TV. People are primed for impulse engagement with content that interests them, whether it be information in a documentary, traditional advertising, product placement during programs (e.g. the dress worn by your favorite celebrity) or station promos.

Having a universal solution to cater for all engagements on a daily basis, at work and in both personal and public environments – at home, in elevators, at restaurants and stores – is a potential game-changer.

(Billions)	USA	L.A	Canada	TOTAL
Internet	120.9	7.4	6.7	135
TV	62.3	14.7	2.5	79.5
Consumer Magazines	14.1			14.1
Radio	14.8	1.5	1.1	17.4
OOH	6.9	1.3	.66	8.86
Newspaper	13.1	1.7	1.2	16
Trade Magazines	3.2	0.47	0.12	3.79
Video Games	1.6			1.6
Digital Music	1.2			1.2
Podcast	0.8			0.8
Cinema	0.4	0.13		0.53
Total Ad Spend	239.3	27.2	12.28	278.78
Minfo Attribution	114.8	19.8	5.58	140.18



Advertising spending in Latin America in 2019 and 2022, by medium



Media spending in Canada from 2012 to 2021, by medium





ACHIEVING MARKET SHARE

Minfo has a built, comprehensive and highly scalable platform.

We will build out direct B2B self-service onboarding and education functionality and content.

Additionally, we will leverage relationships and support both initial and additional partners to build sales channels throughout the Americas.

With our multi-use case universal utility app strategy, we see a significant opportunity to secure a high market share of the Americas' touchless solutions space going forward, while simultaneously assisting brands/businesses to enhance the effectiveness of their advertising and communications activities across multiple media as well as in-location.

Through continuing to deliver to our customers multiple dimensions and layers of value, we will generate significant recurring revenues.

COMPANY PITCH DECK



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OPPORTUNITY



TESTIMONIALS

"Hygiene anxiety is a powerful internal trigger!"

 Nir Eyal

 Lecturer and author known for his bestselling book Hooked: How to Build Habit-Forming Products.



MANAGEMENT TEAM

Minfo has an international team of developers and has been working remotely for several years. Two core developers have been working with Roland for over 20 years playing major roles in development. Note : One of them actually is a Rocket Scientist!



ROLAND STORTI
CEO



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GEOFF GWILLIM
CO FOUNDER



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STAN FISCHER
MANAGER STRATEGY SALES



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SELECT ADVISORS AND BOARD MEMBERS

Victor Lawrence
Tech Advisor



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Nir Eyal
Growth Advisor



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Jean-Francois (Jeff) Mignon

Marketing Advisor



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Jenny White

Compliance Advisor



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PRESS

- The store of the future is coming this summer. Here's what it looks like.
- A Mobile App that Can Turn Anything Contactless
- Seizing the Advertising Opportunity Created by Surges in Home Media Consumption
- Businesses must avoid becoming the avoided
- Digital Dining and 'Restaurant Recovery' Show
- Why the pandemic is a good time for advertisers
- NBC News Feature
- Elevator World

TERMS

MINIMUM INVESTMENT

$100

VALUATION

This will be determined by the Regulation A+ Circular Offering document as we are in the process of securing strategic partners and clients Or $40,000,000

MAXIMUM RAISE

$300K (Reserve the right to extend for strategic investors)

TARGET MINIMUM

$50,000



Operations & Working Capital (1)	18.67%	$56,000
Reg A+ Legal/Audit Expenses	20%	$60,000
Reg A+ Marketing Costs	25.00%	$75,000
License Fee contribution payable to Minfo Global	10.00%	$30,000

DISCUSSION

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